Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

 Updates to the Press Release submitted on February 3, 2022

February 8, 2022:

In furtherance of our press release submitted on February 3, 2022 and in terms of the requirements of the SEBI circular dated September 9, 2015, please find below the additional details pertaining to the said press release.

Nimbus Health GmbH (Nimbus), founded on December 21, 2018, is a licensed pharmaceutical wholesaler from Germany focusing on sale of medical cannabis in Germany. Their business operations are in Germany only. Reddy Holding GmbH, a subsidiary of Dr. Reddy’s Laboratories Limited (Dr. Reddy’s) will acquire all of the share capital of Nimbus, and Nimbus will become a step down subsidiary of Dr. Reddy’s upon closing of the transaction.

The definitive agreement is for acquisition of the entire 100% shareholding in Nimbus at € 5 million to be paid at closing, with an earn-out based on net sales and EBITDA of Nimbus for CY 2023, and EBITDA of Nimbus for CY 2025.

Nimbus distributes mostly medical cannabis products in Germany and holds applicable licenses and permits to do so. In calendar years (Jan 1 – Dec 31) 2021, 2020 and 2019, Nimbus’ revenues were approximately € 3.59 million, € 1.39 million and € 107,697, respectively.

The acquisition is not a related party transaction and none of the promoter/promoter group/group companies of the Company have any interest in Nimbus.

The business carried on by Nimbus, may be considered as an extension of the Company’s main line of business i.e. pharmaceuticals. This will help expand the Company’s portfolio and to gain access to markets especially the highly regulated medical cannabis market.

No governmental or regulatory approvals were required/applicable to consummate this transaction, apart from the regular compliances with RBI for acquisition of 100% stake in an overseas entity.

The time period for completion of the acquisition is estimated to be end of February, 2022.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.